Exhibit 99.1

Qifu Technology Announces Fourth Quarter and Full Year 2023 Unaudited Financial Results,

Declares Semi-Annual Dividend and Announces a New Share Repurchase Plan

Full Year 2023 Total Facilitation and Origination Loan Volume*1 of RMB475.8 Billion

Full Year 2023 Net Income of RMB4.3 Billion and Non-GAAP*2 Net Income of RMB4.5 Billion

Estimated US$170 Million Cash Dividends for Full Year 2023*3 and Approximately US$132 Million Aggregate Value
of ADSs Repurchased*4 Since the Launch of the Share Repurchase Plan in June 2023

Announce A New US$350 Million Share Repurchase Plan and Reaffirm Existing Semi-Annual Dividend Policy

Shanghai, China, March 12, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023, declared semi-annual dividend and announced a new share repurchase plan.

Fourth Quarter 2023 Business Highlights

•	As of December 31, 2023, our platform has connected 157 financial institutional partners and 235.4 million consumers*5 with potential credit needs, cumulatively, an increase of 12.8% from 208.7 million a year ago.

•	Cumulative users with approved credit lines*6 were 50.9 million as of December 31, 2023, an increase of 14.4% from 44.5 million as of December 31, 2022.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 30.4 million as of December 31, 2023, an increase of 12.7% from 27.0 million as of December 31, 2022.

•	In the fourth quarter of 2023, financial institutional partners originated 19,458,549 loans*7 through our platform. Total facilitation and origination loan volume reached RMB119,002 million, an increase of 13.8% from RMB104,572 million in the same period of 2022.

•	Out of those loans originated by financial institutions, RMB68,239 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*8, representing 57.3% of the total, an increase of 16.8% from RMB58,438 million in the same period of 2022.

•	Total outstanding loan balance*9 was RMB186,478 million as of December 31, 2023, an increase of 14.1% from RMB163,465 million as of December 31, 2022.

•	RMB114,476 million of such loan balance was under capital-light model, “ICE” and other technology solutions*10, an increase of 18.6% from RMB96,558 million as of December 31, 2022.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the fourth quarter of 2023 was approximately 11.47 months, compared with 11.38 months in the same period of 2022.

•	90 day+ delinquency rate*11 of loans originated by financial institutions across our platform was 2.35% as of December 31, 2023.

•	Repeat borrower contribution*12 of loans originated by financial institutions across our platform for the fourth quarter of 2023 was 90.8%.

1 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

2 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin and Non-GAAP net income margin are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

3 Includes the value of actual dividend distribution for the first half of 2023 and the value of estimated dividend distribution for the second half of 2023 based on US$0.29 per Class A ordinary share, or US$0.58 per ADS to holders of record of Class A ordinary shares and ADSs as of the close of business on April 15, 2024.

4 “Aggregate value of ADSs repurchased” refers to the aggregate value of ADSs repurchased in the open market since the launch of the share repurchase plan on June 20, 2023 to March 12, 2024.

5 Refers to cumulative registered users across our platform.

6 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

7 Including 4,667,384 loans across “V-pocket”, and 14,791,165 loans across other products.

8 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB16,610 million in the fourth quarter of 2023. Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 29,705 million in the fourth quarter of 2023.

9 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

10 Outstanding loan balance for “ICE” and other technology solutions were RMB20,810 million and RMB41,527 million, respectively, as of December 31, 2023.

11 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

12 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Fourth Quarter 2023 Financial Highlights

•	Total net revenue was RMB4,495.5 million (US$633.2 million), compared to RMB3,906.6 million in the same period of 2022.

•	Income from operations was RMB1,279.6 million (US$180.2 million), compared to RMB943.9 million in the same period of 2022.

•	Non-GAAP income from operations was RMB1,322.1 million (US$186.2 million), compared to RMB995.2 million in the same period of 2022.

•	Operating margin was 28.5%. Non-GAAP operating margin was 29.4%.

•	Net income was RMB1,107.7 million (US$156.0 million), compared to RMB867.9 million in the same period of 2022.

•	Non-GAAP net income was RMB1,150.3 million (US$162.0 million), compared to RMB919.3 million in the same period of 2022.

•	Net income attributed to the Company was RMB1,111.7 million (US$156.6 million), compared to RMB872.0 million in the same period of 2022.

•	Net income margin was 24.6%. Non-GAAP net income margin was 25.6%.

Full Year 2023 Operational Highlights

•	Total loan facilitation and origination volume in 2023 was RMB475,831 million, representing an increase of 15.4% from RMB412,361 million in 2022. Loan facilitation volume under Platform Services was RMB271,020 million, an increase of 17.3% from RMB231,131 million in 2022.

•	The weighted average contractual tenor of loans facilitated and originated was 11.21 months in full year 2023, compared with 11.69 months in 2022.

•	Repeat borrower contribution was 91.6% in full year 2023, compared with 88.7% in 2022.

Full Year 2023 Financial Highlights

•	Total net revenue was RMB16,290.0 million (US$2,294.4 million), compared to RMB16,553.9 million in 2022.

•	Income from operations was RMB4,857.0 million (US$684.1 million), compared to RMB4,472.2 million in 2022.

•	Non-GAAP income from operations was RMB5,042.6 million (US$710.2 million), compared to RMB4,671.9 million in 2022.

•	Operating margin was 29.8%. Non-GAAP operating margin was 31.0%.

•	Net income was RMB4,268.6 million (US$601.2 million), compared to RMB4,005.6 million in 2022.

•	Net income margin was 26.2%. Non-GAAP net income margin was 27.3%.

•	Non-GAAP net income was RMB4,454.2 million (US$627.4 million), compared to RMB4,205.3 million in 2022.

•	Net income attributed to the Company was RMB4,285.3 million (US$603.6 million), compared to RMB4,024.2 million in 2022.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “Although 2023 was a challenging year as macro-economic headwind persists, we have made timely adjustment to our operations throughout the year and focused our effort on improving the quality and profitability of our business, which resulted in meaningful improvement in overall take rates. With consistent execution, we not only achieved our full year operational and financial targets for 2023, but also built a solid foundation for high quality development in 2024.

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For 2023, total loan facilitation and origination volume was RMB475.8 billion, up approximately 15.4% year-on-year. Approximately 57% of the volume was facilitated under the capital-light model, ICE and other technology solutions. The strong contribution from non-credit risk bearing services helped us mitigate some risks in a challenging environment. We also achieved better overall return on our loan portfolio through improved efficiency in asset allocation. In 2023, we further diversified our user acquisition channels and built strong embedded finance partnership with leading internet platforms with high user traffic, which enabled us to extend our market reach to target users with reduced user acquisition costs. Meanwhile, we continued to solidify our relationship with financial institution partners. With the help of record-breaking ABS issuance, we significantly lowered overall funding costs to historic low.

We will continue to take a prudent approach in our business planning in 2024. In particular, we intend to focus on driving profitability and efficiency of our operations as we continue to tighten our risk management standard and optimize our business mix to achieve quality growth. We believe such effort will enable us to better navigate through the current environment and position us well to capture long-term opportunities through new partnerships, enhanced products and collaborative models.”

“We are pleased to report another quarter of strong financial results in an uncertain macro environment. Total net revenue was RMB4.50 billion and Non-GAAP net income was RMB1.15 billion for the fourth quarter, which brought full year Non-GAAP net income to RMB4.45 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, we generated approximately RMB2.35 billion cash from operations, a record high. Our strong financial positions not only allow us to consistently execute our strategy but also enable us to further enhance returns to our shareholders by launching a new significantly enlarged share repurchase plan for 2024, further demonstrating management’s confidence and commitment to our business.”

Mr. Yan Zheng, Chief Risk Officer, added, “The fourth quarter was a challenging period for risk management as economic difficulties impacted some borrowers’ capability to repay loans and an industry-wide technical issue reduced the effectiveness of our collection operations. Among key leading indicators, Day-1 delinquency rate*13 was 5.0% in the fourth quarter, and 30-day collection rate*14 was 84.9%. We took further actions to mitigate the risks by reducing exposures to higher risk and longer duration loans and by driving more non-credit risk bearing services. Such actions started to show positive impact to risk metrics so far in 2024 and we expect to see further gradual improvement throughout this year.”

13 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

14 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Fourth Quarter 2023 Financial Results

Total net revenue was RMB4,495.5 million (US$633.2 million), compared to RMB3,906.6 million in the same period of 2022, and RMB4,281.0 million in the prior quarter.

Net revenue from Credit Driven Services was RMB3,248.3 million (US$457.5 million), compared to RMB2,776.7 million in the same period of 2022, and RMB3,071.0 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB481.2 million (US$67.8 million), compared to RMB361.8 million in the same period of 2022 and RMB479.2 million in the prior quarter. The year-over-year increase was primarily due to longer effective tenor of the loans and enhanced product offerings.

Financing income*15 was RMB1,485.4 million (US$209.2 million), compared to RMB1,002.1 million in the same period of 2022 and RMB1,369.9 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,211.8 million (US$170.7 million), compared to RMB1,377.0 million in the same period of 2022, and RMB1,165.7 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

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Other services fees were RMB69.8 million (US$9.8 million), compared to RMB35.8 million in the same period of 2022, and RMB56.1 million in the prior quarter. The year-over-year and sequential increases reflected the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,247.2 million (US$175.7 million), compared to RMB1,129.8 million in the same period of 2022 and RMB1,210.1 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB697.0 million (US$98.2 million), compared to RMB955.6 million in the same period of 2022 and RMB863.9 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB446.5 million (US$62.9 million), compared to RMB93.3 million in the same period of 2022 and RMB234.2 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in loan facilitation volume through ICE.

Other services fees were RMB103.8 million (US$14.6 million), compared to RMB80.9 million in the same period of 2022 and RMB112.0 million in the prior quarter. The year-over-year increase was mainly due to enhanced product offering.

Total operating costs and expenses were RMB3,215.9 million (US$453.0 million), compared to RMB2,962.7 million in the same period of 2022 and RMB2,892.2 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB731.8 million (US$103.1 million), compared to RMB585.6 million in the same period of 2022 and RMB639.8 million in the prior quarter. The year-over-year and sequential increases were primarily due to higher credit search fees and collection fees.

Funding costs were RMB161.0 million (US$22.7 million), compared to RMB138.3 million in the same period of 2022 and RMB160.2 million in the prior quarter. The year-over-year increase was mainly due to the growth in funding from ABSs, as a result of the continued growth in on-balance-sheet loan balance, partially offset by the lower average cost of ABSs.

Sales and marketing expenses were RMB551.6 million (US$77.7 million), compared to RMB415.2 million in the same period of 2022 and RMB529.6 million in the prior quarter. The year-over-year increase was primarily due to an increase in the marketing spending to acquire new users. The sequential increase was mainly due to a slight increase in unit customer acquisition cost in the fourth quarter.

General and administrative expenses were RMB108.0 million (US$15.2 million), compared to RMB93.9 million in the same period of 2022 and RMB95.4 million in the prior quarter. The year-over-year and sequential increases were mainly due to higher professional service fees.

Provision for loans receivable was RMB639.9 million (US$90.1 million), compared to RMB481.4 million in the same period of 2022 and RMB509.0 million in the prior quarter. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans. The sequential increase reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB148.2 million (US$20.9 million), compared to RMB118.6 million in the same period of 2022 and RMB86.9 million in the prior quarter. The year-over-year and sequential increases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB91.1 million (US$12.8 million), compared to RMB67.3 million in the same period of 2022 and RMB39.7 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

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Provision for contingent liability was RMB784.3 million (US$110.5 million), compared to RMB1,062.3 million in the same period of 2022 and RMB831.6 million in the prior quarter. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and higher provision reversal compared to a year ago. In addition, the sequential decline was partially due to a decrease in capital-heavy loan facilitation volume.

Income from operations was RMB1,279.6 million (US$180.2 million), compared to RMB943.9 million in the same period of 2022 and RMB1,388.9 million in the prior quarter.

Non-GAAP income from operations was RMB1,322.1 million (US$186.2 million), compared to RMB995.2 million in the same period of 2022 and RMB1,432.2 million in the prior quarter.

Operating margin was 28.5%. Non-GAAP operating margin was 29.4%.

Income before income tax expense was RMB1,330.9 million (US$187.5 million), compared to RMB1,024.8 million in the same period of 2022 and RMB1,478.1 million in the prior quarter.

Net income was RMB1,107.7 million (US$156.0 million), compared to RMB867.9 million in the same period of 2022 and RMB1,137.7 million in the prior quarter.

Non-GAAP net income was RMB1,150.3 million (US$162.0 million), compared to RMB919.3 million in the same period of 2022 and RMB1,181.0 million in the prior quarter.

Net income margin was 24.6%. Non-GAAP net income margin was 25.6%.

Net income attributed to the Company was RMB1,111.7 million (US$156.6 million), compared to RMB872.0 million in the same period of 2022 and RMB1,142.0 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,154.3 million (US$162.6 million), compared to RMB923.4 million in the same period of 2022 and RMB1,185.3 million in the prior quarter.

Net income per fully diluted ADS was RMB6.88 (US$0.96).

Non-GAAP net income per fully diluted ADS was RMB7.14 (US$1.01).

Weighted average basic ADS used in calculating GAAP and Non-GAAP net income per ADS was 158.16 million.

Weighted average diluted ADS used in calculating GAAP and Non-GAAP net income per ADS was 161.65 million.

15 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2023 Financial Results

Total net revenue was RMB16,290.0 million (US$2,294.4 million), compared to RMB16,553.9 million in 2022.

Net revenue from Credit Driven Services was RMB11,738.6 million (US$1,653.3 million), compared to RMB11,586.3 million in 2022.

Loan facilitation and servicing fees-capital heavy were RMB1,667.1 million (US$234.8 million), compared to RMB2,086.4 million in 2022. The year-over-year decrease was primarily due to a decline in capital-heavy loan facilitation volume and shorter effective loan tenor.

Financing income was RMB5,109.9 million (US$719.7 million), compared to RMB3,488.0 million in 2022. The year-over-year increase was primarily due to the growth in average outstanding balance of on-balance-sheet loans.

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Revenue from releasing of guarantee liabilities was RMB4,745.9 million (US$668.4 million), compared to RMB5,899.2 million in 2022. The year-over-year decrease was mainly due to decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB215.6 million (US$30.4 million), compared to RMB112.7 million in 2022. The year-over-year increase was mainly due to an increase in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB4,551.5 million (US$641.1 million), compared to RMB4,967.7 million in 2022.

Loan facilitation and servicing fees-capital light were RMB3,214.0 million (US$452.7 million), compared to RMB4,124.7 million in 2022. The year-over-year decrease was primarily due to a decline in loan facilitation volume under the capital-light model and shorter effective loan tenor.

Referral services fees were RMB950.0 million (US$133.8 million), compared to RMB561.4 million in 2022. The year-over-year increase was primarily due to an increase in the loan facilitation volume through ICE.

Other services fees were RMB387.5 million (US$54.6 million), compared to RMB281.6 million in 2022. The year-over-year increase was mainly due to an increase in late payment fees and enhanced product offering.

Total operating costs and expenses were RMB11,433.1 million (US$1,610.3 million), compared to RMB12,081.7 million in 2022.

Facilitation, origination and servicing expenses were RMB2,659.9 million (US$374.6 million), compared to RMB2,373.5 million in 2022. The year-over-year increase was primarily due to higher credit search fees and collection fees.

Funding costs were RMB645.4 million (US$90.9 million), compared to RMB504.4 million in 2022. The year-over-year increase was mainly due to the growth in funding from ABSs, as a result of the continued growth in on-balance-sheet loan balance, partially offset by the lower average cost of ABSs.

Sales and marketing expenses were RMB1,939.9 million (US$273.2 million), compared to RMB2,206.9 million in 2022. The year-over-year decrease was mainly due to the improvement in marketing efficiency.

General and administrative expenses were RMB421.1 million (US$59.3 million), compared to RMB412.8 million in 2022. The year-over-year change was mainly due to the change in professional service fees.

Provision for loans receivable was RMB2,151.0 million (US$303.0 million), compared to RMB1,580.3 million in 2022. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB386.1 million (US$54.4 million), compared to RMB398.0 million in 2022. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and a decline in capital-heavy loan facilitation volume.

Provision for accounts receivable and contract assets was RMB175.8 million (US$24.8 million), compared to RMB238.1 million in 2022. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and decreases in capital-heavy and capital-light loan facilitation volume.

Provision for contingent liability was RMB3,053.8 million (US$430.1 million), compared to RMB4,367.8 million in 2022. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile as well as a decline in capital-heavy loan facilitation volume.

Income from operations was RMB4,857.0 million (US$684.1 million), compared to RMB4,472.2 million in 2022.

Non-GAAP income from operations was RMB5,042.6 million (US$710.2 million), compared to RMB4,671.9 million in 2022.

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Operating margin was 29.8%. Non-GAAP operating margin was 31.0%.

Income before income tax expense was RMB5,277.5 million (US$743.3 million), compared to RMB4,742.4 million in 2022.

Income taxes expense was RMB1,008.9 million (US$142.1 million). Effective tax rate was 18.5%, compared to 14.9% in 2022. The increase in effective tax rate was mainly due to withholding taxes related to the Company’s dividend and share repurchase plan.

Net income attributed to the Company was RMB4,285.3 million (US$603.6 million), compared to RMB4,024.2 million in 2022.

Non-GAAP net income attributed to the Company was RMB4,470.9 million (US$629.7 million), compared to RMB4,223.9 million in 2022.

Net income margin was 26.2%. Non-GAAP net income margin was 27.3%.

Net income per fully diluted ADS was RMB26.08 (US$3.68).

Non-GAAP net income per fully diluted ADS was RMB27.22 (US$3.83).

Weighted average basic ADS used in calculating GAAP and Non-GAAP net income per ADS was 160.37 million.

Weighted average diluted ADS used in calculating GAAP and Non-GAAP net income per ADS was 164.25 million.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Semi-Annual Dividend for the Second Half of 2023

The board of directors of the Company (the “Board”) has approved a dividend of US$0.29 per Class A ordinary share, or US$0.58 per ADS for the second half of 2023 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 15, 2024 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on April 15, 2024 (Hong Kong Time). The payment date is expected to be on May 21, 2024 for holders of Class A ordinary shares and around May 24, 2024 for holders of ADSs. The aggregate amount of dividend distribution for the fiscal year 2023 will be approximately US$170 million.

Dividend Policy for 2024

On March 12, 2024, the Board re-affirmed the Company’s existing semi-annual cash dividend policy, which was previously approved by the Board on May 18, 2023. Under the dividend policy, the Company will continue to declare and distribute a recurring cash dividend semi-annually, at an amount equivalent to approximately 20% to 30% of the Company’s GAAP net income after tax for the previous six-month period. The determination to make dividend distributions and the exact amount of such distributions in any particular six-month period will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the Board.

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Update on Share Repurchase Plan of 2023

On June 20, 2023, the Company announced a share repurchase plan whereby the Company is authorized to repurchase its American depositary shares (“ADSs”) or Class A ordinary shares with an aggregate value of up to US$150 million during the 12-month period from June 20, 2023. From the launch of the share repurchase plan to March 12, 2024, the Company in aggregate purchased approximately 8.4 million ADSs in the open market for a total amount of approximately US$132 million (inclusive of commissions) at an average price of US$15.7 per ADS pursuant to the share repurchase plan.

New US$350 Million Share Repurchase Plan of 2024

On March 12, 2024, the Board approved a new share repurchase plan, under which the Company may repurchase up to US$350 million worth of its American depositary shares or Class A ordinary shares over the next 12 months starting from April 1, 2024. The share repurchases may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with applicable rules and regulations.

Business Outlook

The Company will provide forward-looking guidance in connection with this quarterly earnings announcement on its earnings conference call.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, March 12, 2024 (8:30 AM Beijing Time on Wednesday, March 13, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BIac3ebceefacb4999b98ac630ef5df80f

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

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We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation and Non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 29, 2023.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	7,165,584	4,177,890	588,443
Restricted cash	3,346,779	3,381,107	476,219
Short term investments	57,000	15,000	2,113
Security deposit prepaid to third-party guarantee companies	396,699	207,071	29,165
Funds receivable from third party payment service providers	1,158,781	1,603,419	225,837
Accounts receivable and contract assets, net	2,868,625	2,909,245	409,759
Financial assets receivable, net	2,982,076	2,522,543	355,293
Amounts due from related parties	394,872	45,346	6,387
Loans receivable, net	15,347,662	24,604,487	3,465,470
Prepaid expenses and other assets	379,388	329,920	46,468
Total current assets	34,097,466	39,796,028	5,605,154
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	261,319	146,995	20,704
Financial assets receivable, net-noncurrent	688,843	596,330	83,991
Amounts due from related parties	33,236	4,240	597
Loans receivable, net-noncurrent	3,136,994	2,898,005	408,175
Property and equipment, net	47,602	231,221	32,567
Land use rights,net	998,185	977,461	137,673
Intangible assets	4,696	13,443	1,893
Goodwill	-	41,210	5,804
Deferred tax assets	1,019,171	1,067,738	150,388
Other non-current assets	55,658	45,901	6,465
Total non-current assets	6,245,704	6,022,544	848,257
TOTAL ASSETS	40,343,170	45,818,572	6,453,411

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	6,099,520	8,942,291	1,259,495
Accrued expenses and other current liabilities	2,004,551	2,016,039	283,953
Amounts due to related parties	113,697	80,376	11,321
Short term loans	150,000	798,586	112,478
Guarantee liabilities-stand ready	4,120,346	3,949,601	556,290
Guarantee liabilities-contingent	3,418,391	3,207,264	451,734
Income tax payable	661,015	742,210	104,538
Other tax payable	182,398	163,252	22,994
Total current liabilities	16,749,918	19,899,619	2,802,803
Non-current liabilities:
Deferred tax liabilities	100,835	224,823	31,666
Payable to investors of the consolidated trusts-noncurrent	4,521,600	3,581,800	504,486
Other long-term liabilities	39,520	102,473	14,433
Total non-current liabilities	4,661,955	3,909,096	550,585
TOTAL LIABILITIES	21,411,873	23,808,715	3,353,388
TOTAL QIFU TECHNOLOGY INC EQUITY	18,847,156	21,937,483	3,089,829
Noncontrolling interests	84,141	72,374	10,194
TOTAL EQUITY	18,931,297	22,009,857	3,100,023
TOTAL LIABILITIES AND EQUITY	40,343,170	45,818,572	6,453,411

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,776,748	3,248,263	457,509	11,586,251	11,738,560	1,653,342
Loan facilitation and servicing fees-capital heavy	361,786	481,195	67,775	2,086,414	1,667,119	234,809
Financing income	1,002,080	1,485,446	209,221	3,487,951	5,109,921	719,717
Revenue from releasing of guarantee liabilities	1,377,046	1,211,787	170,677	5,899,153	4,745,898	668,446
Other services fees	35,836	69,835	9,836	112,733	215,622	30,370
Platform services	1,129,807	1,247,240	175,670	4,967,679	4,551,467	641,061
Loan facilitation and servicing fees-capital light	955,561	696,985	98,168	4,124,726	3,213,955	452,676
Referral services fees	93,341	446,486	62,886	561,372	950,016	133,807
Other services fees	80,905	103,769	14,616	281,581	387,496	54,578
Total net revenue	3,906,555	4,495,503	633,179	16,553,930	16,290,027	2,294,403
Facilitation, origination and servicing	585,586	731,787	103,070	2,373,458	2,659,912	374,641
Funding costs	138,343	161,016	22,679	504,448	645,445	90,909
Sales and marketing	415,187	551,590	77,690	2,206,948	1,939,885	273,227
General and administrative	93,925	108,037	15,217	412,794	421,076	59,307
Provision for loans receivable	481,447	639,886	90,126	1,580,306	2,151,046	302,968
Provision for financial assets receivable	118,590	148,198	20,873	397,951	386,090	54,380
Provision for accounts receivable and contract assets	67,278	91,105	12,832	238,065	175,799	24,761
Provision for contingent liabilities	1,062,318	784,323	110,470	4,367,776	3,053,810	430,120
Total operating costs and expenses	2,962,674	3,215,942	452,957	12,081,746	11,433,063	1,610,313
Income from operations	943,881	1,279,561	180,222	4,472,184	4,856,964	684,090
Interest income, net	56,294	46,970	6,616	182,301	217,307	30,607
Foreign exchange (loss) gain	(4,984)	(815)	(115)	(160,225)	2,356	332
Other income, net	40,515	5,209	734	268,000	230,936	32,527
Investment loss	(10,892)	-	-	(19,888)	(30,112)	(4,241)
Income before income tax expense	1,024,814	1,330,925	187,457	4,742,372	5,277,451	743,315
Income taxes expense	(156,913)	(223,237)	(31,442)	(736,804)	(1,008,874)	(142,097)
Net income	867,901	1,107,688	156,015	4,005,568	4,268,577	601,218
Net loss attributable to noncontrolling interests	4,100	4,052	571	18,605	16,759	2,360
Net income attributable to ordinary shareholders of the Company	872,001	1,111,740	156,586	4,024,173	4,285,336	603,578
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	2.76	3.51	0.49	12.87	13.36	1.88
Diluted	2.69	3.44	0.48	12.50	13.04	1.84

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	5.52	7.02	0.98	25.74	26.72	3.76
Diluted	5.38	6.88	0.96	25.00	26.08	3.68

Weighted average shares used in calculating net income per ordinary share
Basic	315,631,310	316,325,750	316,325,750	312,589,273	320,749,805	320,749,805
Diluted	324,039,615	323,305,948	323,305,948	322,018,510	328,508,945	328,508,945

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,792,477	2,351,791	331,243	5,922,515	7,118,350	1,002,598
Net cash used in investing activities	(1,680,347)	(1,885,694)	(265,594)	(7,355,975)	(11,147,789)	(1,570,134)
Net cash provided by (used in) financing activities	193,799	(911,621)	(128,399)	3,204,068	1,066,458	150,209
Effect of foreign exchange rate changes	(22,896)	(877)	(125)	(18,192)	9,615	1,354
Net increase (decrease) in cash and cash equivalents	283,033	(446,401)	(62,875)	1,752,416	(2,953,366)	(415,973)
Cash, cash equivalents, and restricted cash, beginning of period	10,229,330	8,005,398	1,127,537	8,759,947	10,512,363	1,480,635
Cash, cash equivalents, and restricted cash, end of period	10,512,363	7,558,997	1,064,662	10,512,363	7,558,997	1,064,662

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net income	867,901	1,107,688	156,015
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(21,113)	(1,756)	(247)
Other comprehensive loss	(21,113)	(1,756)	(247)
Total comprehensive income	846,788	1,105,932	155,768
Comprehensive loss attributable to noncontrolling interests	4,100	4,052	571
Comprehensive income attributable to ordinary shareholders	850,888	1,109,984	156,339

	Year ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Net income	4,005,568	4,268,577	601,218
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	59,157	18,968	2,672
Other comprehensive income	59,157	18,968	2,672
Total comprehensive income	4,064,725	4,287,545	603,890
Comprehensive loss attributable to noncontrolling interests	18,605	16,759	2,360
Comprehensive income attributable to ordinary shareholders	4,083,330	4,304,304	606,250

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	867,901	1,107,688	156,015
Add: Share-based compensation expenses	51,354	42,572	5,996
Non-GAAP net income	919,255	1,150,260	162,011
GAAP net income margin	22.2%	24.6%
Non-GAAP net income margin	23.5%	25.6%

Net income attributable to shareholders of Qifu Technology, Inc.	872,001	1,111,740	156,586
Add: Share-based compensation expenses	51,354	42,572	5,996
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	923,355	1,154,312	162,582
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	162,019,808	161,652,974	161,652,974
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	5.38	6.88	0.96
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	5.70	7.14	1.01

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	943,881	1,279,561	180,222
Add: Share-based compensation expenses	51,354	42,572	5,996
Non-GAAP Income from operations	995,235	1,322,133	186,218
GAAP operating margin	24.2%	28.5%
Non-GAAP operating margin	25.5%	29.4%

	Year ended December 31,
	2022	2023	2023
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	4,005,568	4,268,577	601,218
Add: Share-based compensation expenses	199,737	185,604	26,142
Non-GAAP net income	4,205,305	4,454,181	627,360
GAAP net income margin	24.2%	26.2%
Non-GAAP net income margin	25.4%	27.3%

Net income attributable to shareholders of Qifu Technology, Inc.	4,024,173	4,285,336	603,578
Add: Share-based compensation expenses	199,737	185,604	26,142
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	4,223,910	4,470,940	629,720
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	161,009,255	164,254,473	164,254,473
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	25.00	26.08	3.68
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	26.23	27.22	3.83

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	4,472,184	4,856,964	684,090
Add: Share-based compensation expenses	199,737	185,604	26,142
Non-GAAP Income from operations	4,671,921	5,042,568	710,232
GAAP operating margin	27.0%	29.8%
Non-GAAP operating margin	28.2%	31.0%

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